UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549	SEC FILE NUMBER 001-34939

FORM 12b-25	CUSIP NUMBER 20454K104

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Complete Genomics, Inc.

Full Name of Registrant

Former Name if Applicable

2071 Stierlin Court

Address of Principal Executive Office (Street and Number)

Mountain View, CA 94043

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on September 17, 2012, Complete Genomics, Inc. (the “Company”) entered into an Agreement and Plan of Merger dated September 15, 2012 (the “Merger Agreement”) with BGI-Shenzhen (“Parent”) and Beta Acquisition Corporation, a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser commenced a cash tender offer to acquire all of the outstanding shares of common stock of the Company for $3.15 per share. Because of the time and attention being devoted by the Company’s management and other personnel to the acquisition of the Company contemplated under the Merger Agreement, the Company experienced delays in completing the required financial statements, internal control assessment and other disclosures to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), and as a result is unable to file the Form 10-K prior to the prescribed due date without unreasonable effort or expense. The acquisition of the Company by Parent was completed, and a Form 25 was filed with the SEC, on the date this Form 12b-25 is being filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ajay Bansal	(650)	943-2783
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Complete Genomics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2013	By:	/s/ Ajay Bansal
		Title:	Chief Financial Officer